U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. )


                            CITY CAPITAL CORPORATION
                            ------------------------
                                (Name of Issuer)

                                  COMMON STOCK
                                  ------------
                         (Title of Class of Securities)

                                  17776P-20-9
                                  -----------
                                 (CUSIP Number)

                              Ephren Taylor II, CEO
                            City Capital Corporation
                        2000 Mallory Lane, Suite 130-301
                            Franklin, Tennessee 37067
                            -------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                   May 5, 2008
                                   -----------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13C, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box [ ].


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1.   Names of Reporting Persons. S.S or I.R.S. Identification Nos. of Above
     Persons (entities only): Ephren Taylor II

2.   Check the Appropriate Box if a Member of a Group (See Instructions):


     (a)  ___________________________________________________

     (b)  ___________________________________________________

3.   SEC Use Only:
_______________________________________________________________________________

4.   Source of Funds (See Instructions): OO

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
_______________________________________________________________________________

6.   Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With:

7.   Sole Voting Power: 2,769,255

8.   Shared Voting Power: 0

9.   Sole Dispositive Power: 2,769,255

10.  Shared Dispositive Power: 0

11.  Aggregate Amount Beneficially Owned by the Reporting Persons (combined):
     2,769,255

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares: _______

13.  Percent of Class Represented by Amount in Row (11): 51.42% (as of May 16,
     2008)

14.  Type of Reporting Person: IN


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ITEM 1. SECURITY AND ISSUER.

     City Capital Corporation
     Common Stock, $0.001 par value
     2000 Mallory Lane, Suite 130-301
     Franklin, Tennessee 37067

ITEM 2. IDENTITY AND BACKGROUND.

(a)  Name: Ephren Taylor II.

(b)  Address: 2000 Mallory Lane, Suite 130-301, Franklin, Tennessee 37067.

(c)  Occupation: Chief Executive Officer of the Issuer.

(d) During the last five years, such person has not been convicted in a criminal proceeding.

(e) During the last five years, such person was a not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction

(f)  Citizenship: United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Mr. Taylor received 2,500,000 shares of common stock as compensation for services performed for the Issuer, valued at $500,000 ($0.20 per share), under an Employment Agreement dated January 1, 2008.

ITEM 4. PURPOSE OF TRANSACTION.

See Item 3 above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) The 2,769,255 shares of common stock are owned by Ephren Taylor Holdings LLC, which is controlled by Mr. Taylor. This amount represents, as of May 16, 2008, 51.42% of the outstanding common stock of the Issuer.

(b) Mr. Taylor has sole voting and dispositive power with respect to the 2,769,255 shares reported.

(c) Transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing of Schedule 13D, whichever is less: None.

(d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e) If applicable, state the date on which the reporting person ceased to be the beneficial owner of more than five percent of the class of securities:
     Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

On January 1, 2008, the Issuer entered into an Employment Agreement with Mr. Taylor. Under the terms of this agreement, he is entitled to annual compensation of $500,000. The 2,500,000 shares were issued in payment of this compensation.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Employment Agreement between the Issuer and Ephren Taylor II, dated January 1, 2008 (incorporated by reference to Exhibit 10.8 of the Form 10-Q filed on May 20, 2008.



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                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the above information set forth in this statement is true, complete and correct.


                                                   Ephren Taylor II


Date: May 21, 2008                                 /s/  Ephren Taylor II
                                                   ---------------------




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